UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number: 001-16751

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANTHEM 401(k) LONG TERM SAVINGS

INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Anthem, Inc.

120 Monument Circle

Indianapolis, IN 46204

REQUIRED INFORMATION

The Anthem 401(k) Long Term Savings Investment Plan, or Plan, is subject to the Employee Retirement Income Security Act of 1974, or ERISA. In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

ANTHEM 401(k) LONG TERM SAVINGS INVESTMENT PLAN

Financial Statements and Schedule

December 31, 2002 and 2001 and for the

Year Ended December 31, 2002

With Report of Independent Auditors

ANTHEM 401(k) LONG TERM SAVINGS INVESTMENT PLAN

Financial Statements and Schedule

December 31, 2002 and 2001 and for the

Year Ended December 31, 2002

Report of Independent Auditors

To the Pension Committee of

Anthem Insurance Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of the Anthem 401(k) Long Term Savings Investment Plan (the “Plan”) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2002, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana

June 18, 2003

Anthem 401(k) Long Term Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value	$471,062,078	$499,435,679

Net assets available for benefits	$471,062,078	$499,435,679

See accompanying notes.

Anthem 401(k) Long Term Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Investment income	$1,294,853
Transfer from other plan	1,191,561

Contributions:
Participant	42,822,750
Employer	14,046,092

Total additions	59,355,256

Deductions
Benefit payments and withdrawals	30,776,937
Net depreciation in fair value of investments	56,951,920

Total deductions	87,728,857

Net decrease	(28,373,601)

Net assets available for benefits at beginning of year	499,435,679
Net assets available for benefits at end of year	$471,062,078

See accompanying notes.

Anthem 401(k) Long Term Savings Investment Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

General

The Anthem 401(k) Long Term Savings Investment Plan (the “Plan”) is a defined contribution plan, which was established to provide savings opportunities for employees. All employees of Anthem Insurance Companies, Inc. and certain affiliated companies (“Participating Employers”) are eligible to participate after completing one hour of service. Anthem Insurance Companies, Inc. is the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), and the financial statements are prepared in accordance with such provisions.

Participant Accounts

Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant’s account is credited with the Participant’s contributions and allocations of the Plan Sponsor’s contributions and Plan earnings. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Plan Sponsor contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.

Contributions

Participants may make voluntary pre-tax contributions of 1% to 20% of compensation, as defined in the Plan document, through periodic payroll deductions. Maximum contributions are limited by applicable Internal Revenue Service (“IRS”) regulations. After the Participant has completed one year of service, the Participating Employers will match up to 50% of the first 6% of the Participant’s pre-tax contribution. All amounts in Participant accounts are Participant-directed.

Effective June 1, 2002, Participants reaching age 50 or older during 2002 may elect to contribute an additional amount of up to $1,000 to their account. Known as a “catch-up contribution,” it enables Participants to save additional funds, beyond the regular IRS limits, as they near retirement. Individuals turning age 50 and over each calendar year will be able to make additional catch-up contributions according to IRS dollar limits. Catch-up contributions are not eligible for Plan Sponsor matching contributions.

Participant contributions, as reported in the accompanying statement of changes in net assets available for benefits, include amounts rolled over into the Plan from other qualified plans totaling $2,133,088 for the year ended December 31, 2002.

Anthem 401(k) Long Term Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options

Investment options of the Plan consist of ten investment funds, including the Anthem Stock Fund, plus a Self-Managed Account option. Participants are permitted to change investment options daily.

Each of the ten investment funds, including the Anthem Stock Fund, is divided into units of participation which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Under provisions of the Plan, interest and dividend income and net appreciation (depreciation) of the fair value of investments (net of administrative expenses paid by the Plan) are allocated to each Participant’s account based on the change in unit value for each investment fund in which the Participant has an account balance.

The Self-Managed Account (“SMA”) is a brokerage option offered through the Plan. The option allows investments in approximately 4,000 different mutual funds. As a brokerage account, this option is not unitized or collectively priced. Participants experience losses or gains based upon their underlying investment selections. Participants are responsible for all fees associated with the SMA.

Vesting

Participants are immediately 100% vested in the Plan and are entitled to benefits beginning at normal retirement age (sixty-five), except for former Anthem Blue Cross & Blue Shield of Connecticut, Inc. Employee Savings and Investment Plan Participants, New Hampshire-Vermont Health Service Tax Favored Savings 401(k) Program Plan Participants, Rocky Mountain Administrative Services Company Inc. 401(k) Plan Participants, Raffensperger, Hughes & Co. Inc. Employees Profit Sharing Plan Participants, and Health Maintenance of Indiana Participants. Participants in these former plans may be subject to separate vesting schedules.

Distributions

An active Participant in the Plan may make a complete or partial withdrawal of the amounts held in the Participant’s account attributable to the Participant’s pre-tax contributions, rollovers, Employer match and income allocated to the pre-tax contribution account. The withdrawal must be necessary in light of immediate and heavy financial needs of the Participant and the Participant shall have obtained all other withdrawals and nontaxable loans provided by the Plan. Participant contributions to the Participant’s pre-

Anthem 401(k) Long Term Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

tax account are suspended for the twelve months following a hardship withdrawal from a Participant’s pre-tax account prior to June 1, 2002 and for a period of six months following a hardship withdrawal from a Participant’s pre-tax account after June 1, 2002. A Participant may make a withdrawal of voluntary after-tax contributions at any time. Additionally, at age 59½, a Participant may withdraw Participant and Employer contributions for any reason.

Upon termination of employment, the Participant is entitled to receive the full vested current value of his or her account. If the current value of the vested account is less than $5,000, the account is paid in a lump sum payment. If the vested account value is more than $5,000, the Participant may elect to keep savings in the Plan. Effective June 1, 2002, the Participant may elect to have the entire portion, if any, of his account held in the Anthem Stock Fund paid in whole shares of Anthem, Inc. common stock, with fractional shares and any uninvested funds paid in cash. The account must be distributed by the year following attainment of age 70 1/2. Upon death, payments are made to the Participant’s beneficiary in the form of a lump sum payment or in installments.

Participant Loans

A Participant in the Plan may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000 less the highest outstanding loan balance during the year. Repayment of loans shall not exceed five years except for loans used to acquire the Participant’s principal residence, which shall not exceed ten years. Each loan bears interest equal to the prime lending rate of State Street Bank and Trust Company and repayments are made by payroll deduction. Participants may have two loans outstanding at any one time.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to both the Participant’s and the Plan Sponsor’s contributions and the net assets are to be set aside for the payment of withdrawals to the Participants. The Plan Sponsor has the right to suspend contributions to the Plan at any time, either permanently or temporarily for any length of time.

Anthem 401(k) Long Term Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administration of the Plan

State Street Bank and Trust Company, the trustee, has been appointed by the Plan Sponsor to administer the Plan’s assets. The Plan Sponsor may bear certain costs associated with administering the Plan.

More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the plan administrator.

Transfer from Other Plan

Effective October 31, 2002, assets of $1,191,561 were transferred into the Plan from the McElroy–Minister Company 401(k) Retirement Savings Plan in connection with the merger of the plans.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit distributions and withdrawals are recognized when paid.

Investments

The Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The common stock fund is valued at the closing price on the New York Stock Exchange on the last business day of the year. Participant loans are valued at their outstanding balances, which approximate fair value, and are reported with investments. Interest on Participant loans is reported as investment income.

Anthem 401(k) Long Term Savings Investment Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Contributions

Contributions are recorded as additions to net assets available for plan benefits on a bi-weekly basis as the Plan Sponsor authorizes and accrues such contributions.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits as of December 31 are as follows:

	2002	2001
Mutual Funds:
State Street Bond Market Fund	$48,620,753	$34,681,646
State Street Russell 2000 Index Fund	30,454,364	35,868,873
State Street S&P 400 Index Fund	34,462,605	36,786,325
State Street S&P 500 Index Fund	129,118,642	172,344,060
State Street Solutions Balance / Growth Fund	46,522,901	53,472,455
State Street Stable Value Fund	120,972,525	106,236,123

During the year ended December 31, 2002, the Plan’s investments (including investments bought, sold, and held during the year), depreciated as follows:

Mutual funds	$(56,871,613)
Anthem Stock Fund	(80,307)

$(56,951,920)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan has been amended. The 2001 plan year is currently under audit by the IRS. The plan administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Anthem 401(k) Long Term Savings Investment Plan

Notes to Financial Statements (continued)

5. Related Party Transactions

As of December 31, 2002, the Plan owned 491,373 units of the Anthem Stock Fund with a cost basis of $4,516,917 and a fair value of $4,436,610. During 2002, the Plan had net purchases of Anthem, Inc. common stock of $4,516,917.

There were no related party transactions in 2001.

Anthem 401(k) Long Term Savings Investment Plan

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2002

EIN: 35-0781558

Plan Number: 003

(b)	(c)	(d)
Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par, or maturity value	Current value
Mutual funds:
State Street Global Advisors*
Bond Market Fund	3,282,746 units	$48,620,753
Life Solutions Balance / Growth Fund	4,339,823 units	46,522,901
Life Solutions Growth Fund	1,126,218 units	10,670,911
Life Solutions Income / Growth Fund	562,133 units	6,718,611
Russell 2000 Index Fund	2,538,287 units	30,454,364
S&P 400 Index Fund	2,974,761 units	34,462,605
S&P 500 Index Fund	12,953,315 units	129,118,642
SSGA EAFE Fund	1,016,613 units	11,796,782
Stable Value Fund	90,412,948 units	120,972,525
Participant Directed Brokerage Accounts	various mutual fund holdings	8,457,135

Anthem Stock Fund*	491,373 units	4,436,610

Participant loans*	Interest rates range from 4.25% to 10.5%	18,830,239

Total investments		$471,062,078

*	Parties-in-Interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of Anthem Insurance Companies, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ANTHEM 401(k) LONG TERM SAVINGS INVESTMENT PLAN

By:	/S/ DAVID R. FRICK
David R. Frick Chairman of the Pension Committee of Anthem Insurance Companies, Inc.

Date: June 27, 2003

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Ernst & Young LLP

99	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002